Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Chicken Waffle Inc.
4600 Seton Center pkwy, APT 426
Austin, TX 78759
https://chickenwaffle.com

Up to $4,999,996.80 in Class A Non-Voting Common Stock at $4.17
Minimum Target Amount: $9,999.66

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Chicken Waffle Inc.
Address: 4600 Seton Center pkwy, APT 426, Austin, TX 78759
State of Incorporation: DE
Date Incorporated: January 31, 2017

Terms:

Equity

Offering Minimum: $9,999.66 | 2,398 shares of Class A Non-Voting Common Stock
Offering Maximum: $4,999,996.80 | 1,199,040 shares of Class A Non-Voting Common Stock
Type of Security Offered: Class A Non-Voting Common Stock
Purchase Price of Security Offered: $4.17
Minimum Investment Amount (per investor): $246.03

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Company Perks</u>*

<u>Time-Based</u>

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

<u>Volume-Based</u>

$250+

I - Backer (Bronze)

Listed as a "Backer" on our website

$500+

II - Beta (Silver)

Chicken Waffle Beta Program - Access to upcoming launches and prototypes

(+ previous tier)

$1,000+

III - Meet The Devs (Gold)

Exclusive brainstorming sessions on gameplay design

(+ previous tiers)

$5,000+

IV - Founder (Platinum)

Rare collectibles only available to StartEngine Founders + special listing on our website

(+ previous tiers + 5% bonus shares)

$10,000+

V - VIP (Titanium)

Exclusive VIP access to upcoming metaverse concerts, virtual art galleries and NFT drop parties

(+ previous tiers + 10% bonus shares)

$25,000+

VI - Executive (Diamond)

Producer credits on all future titles + VIP access to CES afterparty + custom 3D avatar

(+ previous tiers + 15% bonus shares)

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Chicken Waffle will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Non-Voting Common Stock at $4.17 / share, you will receive 110 shares of Class A Non-Voting Common Stock, meaning you'll own 110 shares for $417. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Chicken Waffle develops and publishes content for every major platform. We have launched our games in many regions around the world, and our goal is to continue growing our publishing efforts to become one of the top game studios. We are working with some well-known IP, and have some amazing upcoming announcements!

We have developed **award-winning games**, **interactive XR tools** and **location-based solutions**. We have several awesome eSports and social games preparing to launch in locations around the world in 2022.

Our strong experience and industry knowledge offer unique growth opportunities. We have built some of the top social experiences across the metaverse, and our industry connections allow us opportunities to grow our publishing library across the gaming marketplace.

We have built an amazing portfolio of AR/VR games and experiences for an incredible list of clients and partners. We then continued to invest our revenue back into the company, developing a robust framework of tools for building/publishing interactive content.

Chicken Waffle Inc. was initially organized as Chicken Waffle LLC, a Texas limited liability company on January 31, 2017, and filed as a Delaware corporation on May 6, 2021.

Competitors and Industry

The XR industry is currently estimated at $30.7B and is projected to grow at a rate of 967.1% over the next 3 years, and is predicted to reach or $296.9B in revenue by 2024.*

*Source: *Statista* - https://www.statista.com/statistics/591181/global-augmented-virtual-reality-market-size/

Chicken Waffle has several major competitors in the XR market. Some of the top competitors in our industry include: Rec Room, Roblox, 1047 Games, Owlchemy Labs, Playful, NDreams, Sandbox VR, and Devolver Digital. Rec Room is the industry leader and Chicken Waffle's primary competition in the XR industry with a valuation of approximately $1.25B. Devolver Digital also owns a significant market share with their portfolio of published titles at a valuation of roughly $1.4B. Owlchemy Labs and Playful are direct competitors of similar size and development. Despite the present competitive landscape, we believe Chicken Waffle stands out in the XR industry. We are working on a HUGE unannounced project from a popular IP, and we are expanding our publishing pipeline to include several amazing indie partnerships. With our original IP, development tools licensing and upcoming publishing partnerships, our company value has the potential to grow exponentially.

Current Stage and Roadmap

Chicken Waffle has developed and published several award-winning games and has built a variety work-for-hire XR experiences for an amazing list of clients and partners. We have a strong roadmap of upcoming launches from, as well as several publishing partnerships with innovative indie development studios.

Chicken Waffle has also built a robust suite of proprietary AR/VR development tools, and cutting-edge solutions for location-based eSports.

Our future roadmap includes expanding our location-based solutions into hundreds of locations around the world, and growing our publishing portfolio with several amazing new titles and sequels to our popular IP. We have multiple titles launching soon on every major VR platform, and we expect an exponential expanse of our market share.

The Team

Officers and Directors

Name: Finn Staber

Finn Staber's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer (CEO)
  Dates of Service: January 31, 2017 - Present
  Responsibilities: Studio Head / Creative Director / Lead Programmer (Yearly Salary $240,000 and 16M Class B Voting shares)

Other business experience in the past three years:

- **Employer:** Failed To Render Inc.
  Title: CTO
  Dates of Service: January 09, 2021 - Present
  Responsibilities: Direct the future of technology to be developed by Chicken Waffle (No Yearly Salary)

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A non-voting common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class A non-voting common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this

investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and

such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our interactive games and development tools ("Products"). Delays or cost overruns in the development of our Products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Class A non-voting common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Chicken Waffle Inc. was formed on May 6, 2021 and Chicken Waffle LLC was formed Jan 30, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Chicken Waffle LLC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that game development/publishing is a good idea, that the team will be able to successfully

market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal,

human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Chicken Waffle or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Chicken Waffle could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Finn Staber	16,000,000	Class B Voting Common Stock	100.0

The Company's Securities

The Company has authorized Class A Non-Voting Common Stock, Class B Voting Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,199,040 of Class A Non-Voting Common Stock.

Class A Non-Voting Common Stock

The amount of security authorized is 19,000,000 with a total of 2,000,000 outstanding.

Voting Rights

There are no voting rights associated with Class A Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class A Non-Voting Common Stock.

Class B Voting Common Stock

The amount of security authorized is 16,000,000 with a total of 16,000,000 outstanding.

Voting Rights

Class B Voting Common Stock has full voting rights

Material Rights

There are no material rights associated with Class B Voting Common Stock.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of Class A non-voting common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Chicken Waffle, LLC was formed on January 31, 2017, in the state of Texas. The financial statements of Chicken Waffle, LLC, (which may be referred to as the " Company," " we," " us," or "our,") are prepared in accordance with accounting principles generally accepted in the United States of America (" U.S. GAAP"). The Company's headquarters are located in Austin, Texas.

With several games in Beta and over 1 billion YouTube views of their VR game, Baby Hands, Chicken Waffle, LLC is an experienced Virtual Reality Company with cutting-edge technology to provide gamers with high-quality, immersive, interactive and social gaming experience. We believe we are leading the industry by developing innovative solutions that are high-quality. Chick Waffle has developed very unique gaming mechanics techniques for their VR games, which have won Best in Show VR at Augmented World Expo and Best VR Esports Experience at CES.

In 2019, the Company had a Net revenue of $360,789.00

In 2020, the Company had a Net revenue of $363,694.00

Beginning around March 2020, the COVID-19 virus has been declared a global pandemic as it continues to spread rapidly. Business continuity, including supply chains and consumer demand across a broad range of industries and countries, could be severely impacted for months or beyond as governments and their citizens take significant and unprecedented measures to mitigate the consequences of the pandemic. Management is carefully monitoring the situation and evaluating its options during this time. Due to these reasons, the revenue was flat for 2020. However, the Company continued to develop proprietary software and IP without incurring any debt.

The Company currently has no debt.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future, because we have several upcoming games and publishing partnerships preparing to launch soon, and we expect these additional properties to generate substantial revenue. Past cash was primarily generated through initial game sales and revenues from alternative services to include white label contract work for 3rd-party clients. Our goal is to continue publishing original IP, and grow our publishing pipeline with additional innovative games and software.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company currently has minimal capital resources and is currently reliant on capital contributions from its founder, game sales and white-label contracts.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the development of IP, developer payroll, company operations, publishing partnerships and promotional marketing.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, the majority of funds will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we will continue operating the Company as we have in the past by generating revenue through whitelabel contracts for the next 12 months. This will delay our current goals for upcoming releases and publishing opportunities. This is based on a current monthly burn rate of $50,000 for expenses related to salaries, rent and R&D.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 12 of months. This is based on our expected peak monthly burn rate to become $420,000.00 for expenses related to studio growth, salaries, IP licensing, publishing partnerships and R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Finn Staber
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The office lease is under Finn Staber's name, and he does not make any money off this transaction.
  Material Terms: The Company rents an office from its member on a month-to-month basis. Rent for 2020 and 2019 amounted to $37,600 and $38,430, respectively.

Valuation

Pre-Money Valuation: $75,060,000.00

Valuation Details:

The pre-money valuation of Chicken Waffle Inc. was determined internally by the Company based on our existing award-winning products, along with our library of upcoming product launches and publishing partnerships. We are preparing to launch *Baby Hands*, *Shadow of Valhalla* and *Cowbots and Aliens* on PlayStationVR and the Quest Store, and plan to launch *Baby Hands 2* and *Blazer League* next year, along with an unannounced title. We plan to launch *Baby Hands: Daycare* in 2023, and we are working on growing our publishing pipeline to bring more innovative titles to market. In making this determination, we utilized a market penetration model of analysis which incorporated competitors' games sold, and divided those sales by the amount of

VR headsets in the market to arrive at a comparable penetration rate. The Company then used the penetration rate to estimate our gross revenue, from which we deducted our estimated operating expenses.

The valuation used comparable game studios, Rec Room, Owlchemy Labs and Devolver Digital, along with several others to determine projected revenue. yearly revenue data for those studios was approximately $14.4M, $5M and $21.9M derived primarily from game distribution platforms Steam, Oculus and PlayStation. The Company determined that the number of virtual reality headsets connected to Steam on a monthly basis is 3M headsets, along with an estimated 6.1M Oculus headsets, and 5M PlayStationVR headsets. Furthermore, the leading market analysis platforms (ex. Statista) predict an exponential growth in VR headset sales over the next 3 years. This determination was used to arrive at an average expected yearly revenue. We then utilized a discounted cash flow model based on the gross sales projections less operating expenses.

We see a perfect opportunity with raising capital through StartEngine. Along with continuing development of original IP, we are pushing hard into publishing partnerships, and we have several upcoming games planned to launch over the next year. We are developing cutting-edge AR content, and we have an amazing suite of proprietary XR development tools, some of which are already being utilized by Microsoft and military subcontractors. We plan to have several launch titles ready for the cutting-edge AR smartglasses by iOS and Facebook.

Baby Hands already has far more fans and gameplay views than most of the top successful VR titles in the world, and we believe our upcoming multiplayer sequel will be played by millions of players around the world. *Baby Hands: Daycare* will be launching on all VR platforms, along with a non-VR version on PlayStation, SteamDeck, xBox, iOS, Android and Tencent Games in China.

Baby Hands: Daycare will launch with far more content than when Rec Room first launched. Rec Room Inc. is now valued at approximately $1.25 Billion, and they only recently added a monetization solution. We have a robust in-game store and monetization solution in place for launch, with over 6000 accessories for players to purchase/unlock. Similar to Roblox and Rec Room, we will also allow players to build and customize their own worlds and mini-games to share with the community. Players will be able to monetize their user-generated content.

Here is a list of some similar companies:

Rec Room Inc. - $1.25 Billion valuation

https://techcrunch.com/2021/03/24/rec-room-raises-at-1-25b-valuation-from-sequoia-and-index-as-vcs-push-to-find-another-roblox/

Roblox - $42 Billion valuation

https://venturebeat.com/2021/03/10/roblox-goes-public-at-42-2-billion-valuation-in-direct-listing/

Owlchemy Labs - Aquired by Google after raising $5 million - valuation unknown

https://techcrunch.com/2017/05/10/google-acquires-owlchemy-labs-vr-game-studio/.

Playful - $58 million raised - valuation unknown

https://pitchbook.com/profiles/company/126176-68

NDreams - $11.7 million raised - valuation unknown

https://www.crunchbase.com/organization/ndreams/company_financials

Sandbox VR - raised $72 million - valuation unknown

https://pitchbook.com/profiles/company/230386-87

Devolver Digital - $1.4 Billion Valuation

https://www.pocketgamer.biz/news/76561/devolver-digital-1-4-billion-dollar-ipo/

With our original IP, development tools licensing and upcoming publishing partnerships, we believe our company value has the potential to grow larger than Rec Room and Devolver. We feel that a $75.1 million valuation is fair, based on simple games like Beat Saber earning over $180 million in revenue in such a very short time.* Their revenue has likely doubled in the past year, and the amount of VR users is expected to grow exponentially in the near future. This puts Chicken Waffle in a great position for success.

* https://www.roadtovr.com/beat-saber-4-million-units-milestone-revenue/

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.66 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  Promotional ads

If we raise the over allotment amount of $4,999,996.80, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  Promotional ads on Facebook, Instagram, Twitter, TikTok, Google, YouTube, Apple, Trade Shows

- *Research & Development*
  10.0%
  Develop proprietary tools for XR content production, and location-based eSports solutions

- *Company Employment*
  60.0%
  Payroll for full-time employees and contractors

- *Operations*
  6.5%
  Studio rental, utilities, software licenses, development hardware

- *Working Capital*
  10.0%
  "Indie Publishing Fund" for publishing partnerships with indie developers.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://chickenwaffle.com (https://chickenwaffle.com/report/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/chickenwafflevr

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Chicken Waffle Inc.

[See attached]

CHICKEN WAFFLE, INC.

FINANCIAL STATEMENTS

FROM INCEPTION (MAY 6, 2021) TO MAY 31, 2021

TABLE OF CONTENTS

Giordano & Associates CPAs, P.C.
Business and Tax Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Chicken Waffle, Inc.
Yardley, PA

We have audited the accompanying financial statements of Chicken Waffle, Inc. (a Delaware Corporation), which comprise the balance sheet as of May 31, 2021, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from inception (May 6, 2021) to May 31, 2021, and the related notes to the financial statements.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America and for designing, implementation, and maintenance internal control relevant to the preparation and fair presentation of the financial statements, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Chicken Waffle, Inc. as of May 31, 2021, and the results of its operations and its cash flow for the initial period then ended in accordance with accounting principles generally accepted in the United States of America.

Giordano & Associates CPAs P.C.

Certified Public Accountants

Bristol, Pennsylvania
June 11, 2021

One North Wilson Avenue • Suite 2 • Bristol, PA 19007 • (215) 785-2600 • Fax: (215) 785-3060

CHICKEN WAFFLE, INC.
BALANCE SHEET
MAY 31, 2021

ASSETS	
CURRENT ASSETS	
Cash	$ -
TOTAL CURRENT ASSETS	-
OTHER ASSETS	-
TOTAL ASSETS	$ -
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable	$ -
LONG TERM LIABILITIES	
Loans	-
TOTAL LIABILITIES	-
STOCKHOLDERS' EQUITY	
Common Stock, par value $0.00001 35,000,000 authorized, 18,000,000 issued and outstanding	180
Preferred stock, par value $.00001 10,000,000 shares authorized 0 issued and outstanding	-
Subscription Receivable	(180)
Retained earnings	-
TOTAL STOCKHOLDERS' EQUITY	-
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ -

See accompanying notes.

CHICKEN WAFFLE, INC.
STATEMENT OF OPERATIONS
PERIOD FROM INCEPTION (MAY 6, 2021) TO MAY 31, 2021

NET REVENUE	$ -
Cost of net revenues	-
GROSS PROFIT	-
OPERATING EXPENSES	
General and administrative	-
Sales and marketing	-
Total operating expenses	-
NET INCOME (LOSS) FROM OPERATIONS	-
Interest expense	-
NET INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	-
Provision for income taxes (benefit)	-
NET INCOME (LOSS)	$ -

See accompanying notes.

CHICKEN WAFFLE, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
PERIOD FROM INCEPTION (MAY 6, 2021) TO MAY 31, 2021

	Common Stock		Preferred Stock					
	Shares	Amount	Shares	Amount	Subscription Receivable	Additional Paid In Capital	Accumulated Earnings (Deficit)	Stockholders' Equity
INCEPTION DATE (MAY 6, 2021)	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Issuance of Common Stock	18,000,000	180	-	-	(180)	-	-	-
Issuance of Preferred Stock	-	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	-	-	-
BALANCE - MAY 31, 2021	18,000,000	$ 180	-	$ -	$ (180)	$ -	$ -	$ -

See accompanying notes.

CHICKEN WAFFLE, INC.
STATEMENT OF CASH FLOWS
PERIOD FROM INCEPTION (MAY 6, 2021) TO MAY 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (Loss)	$	-
Adjustments to reconcile Net Income (Loss) to cash provided by (used in) operating activities		
Other assets		-
Other current liabilities		-
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuing stock, net of stock issuance costs		-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		-
NET INCREASE (DECREASE) IN CASH		-
CASH, BEGINNING OF YEAR		-
CASH, END OF YEAR	$	-
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for interest on short and long-term debt	$	-
Cash paid for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Subscription Receivable	$	180

See accompanying notes.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Chicken Waffle Inc was formed on May 6, 2021, in the state of Delaware. The financial statements of Chicken Waffle, (which may be referred to as the " Company," " we," " us," or "our,") are prepared in accordance with accounting principles generally accepted in the United States of America(" U.S. GAAP"). The Company's headquarters are located in Austin, Texas.

With several games in Beta and over 1 billion YouTube views of their VR game, Baby Hands, Chicken Waffle is a experienced Virtual Reality Company with cutting-edge technology to provide gamers with high-quality , immersive, interactive and social gaming experience. They are leading the industry by developing innovative solutions that are high-quality. The have developed very unique gaming mechanics techniques for their VR games, that have won Best in Show VR at Augmented World Expo and Best VR Esports Experience at CES.

Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company has adopted a calendar year end as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents as of May 31, 2021.

Revenue Recognition

The Company will recognize revenues primarily from the sale of video games when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial statement and income tax basis of existing assets and liabilities. These differences are measured using the enacted statutory tax rates that are expected to apply to taxable income for the years in which differences are expected to reverse. The Company recognizes the effect on deferred income taxes of a change in tax rates in the period that includes the enactment date.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Pennsylvania state jurisdiction. The Company is subject to U.S. Federal, state and local tax examinations by tax authorities for all periods since Inception. The has recently commenced operations and is not currently under examination by any tax authority.

Risks and Uncertainties

The Company has not commenced operations, and as such, is exposed to certain risks that could materially affect the direction of the company.

NOTE 2 DEBT

The Company currently has no debt.

NOTE 3 STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 35,000,000 shares of common stock, $ .00001 par value, 19,000,000 of which are designated "Class A Common Stock". 16,000,000 of which are designated "Class B Common Stock". As of May 31, 2021, 2,000,000 Class A Common Stock and 16,000,000 Class B Common Stock shares have been issued and outstanding.

Preferred Stock

We have authorized the issuance of 10,000,000 shares of Preferred Stock, $.00001 par value. As of May 31, 2021, no preferred stock shares have been issued and outstanding.

NOTE 4 RELATED PARTIES

There are no related party transactions.

NOTE 5 SUBSEQUENT EVENTS

Subsequent events were evaluated through June 11, 2021, which is the date the financial statements were available to be issued.

Beginning around March 2020, the COVID-19 virus has been declared a global pandemic as it continues to spread rapidly. Business continuity, including supply chains and consumer demand across a broad range of industries and countries could be severely impacted for months or beyond as governments and their citizens take significant and unprecedented measures to mitigate the consequences of the pandemic. Management is carefully monitoring the situation and evaluating its options during this time. No adjustments have been made to these financial statements as a result of this uncertainty.

CHICKEN WAFFLE, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

TABLE OF CONTENTS

Giordano & Associates CPAs, P.C.
Business and Tax Consultants

INDEPENDENT AUDITORS' REPORT

To the Member of
Chicken Waffle, LLC
Austin, Texas

We have audited the accompanying financial statements of Chicken Waffle, LLC (a Texas Limited Liability Company), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in member's equity, and cash flows for the periods then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America and for designing, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Chicken Waffle, LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flow for the initial period then ended in accordance with accounting principles generally accepted in the United States of America.

Giordano & Associates CPAs P.C.

Certified Public Accountants

Bristol, Pennsylvania
October 1, 2021

One North Wilson Avenue • Suite 2 • Bristol, PA 19007 • (215) 785-2600 • Fax: (215) 785-3060

CHICKEN WAFFLE, LLC
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS		
CURRENT ASSETS		
Cash	$ 21,420	$ 36,944
TOTAL CURRENT ASSETS	21,420	36,944
PROPERTY AND EQUIPMENT, net	2,187	3,644
TOTAL ASSETS	$ 23,607	$ 40,588
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Contract Liability	$ 25,000	$ 60,000
LONG TERM LIABILITIES		
Loans	-	-
TOTAL LIABILITIES	25,000	60,000
MEMBER'S EQUITY		
Member's equity	(1,393)	(19,412)
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 23,607	$ 40,588

See accompanying notes.

CHICKEN WAFFLE, LLC
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
NET REVENUE	$ 363,694	$ 360,789
Cost of net revenues	264,146	222,645
GROSS PROFIT	99,548	138,144
OPERATING EXPENSES		
General and administrative	67,994	84,729
Sales and marketing	1,474	5,207
Total operating expenses	69,468	89,936
NET INCOME (LOSS) FROM OPERATIONS	30,080	48,208
Interest expense	-	-
NET INCOME (LOSS)	$ 30,080	$ 48,208

See accompanying notes.

CHICKEN WAFFLE, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
BEGINNING MEMBER'S EQUITY	$ (19,412)	$ 51,000
Share of net income	30,080	48,208
Withdrawals	(12,061)	(118,620)
ENDING MEMBER'S EQUITY	$ (1,393)	$ (19,412)

See accompanying notes.

CHICKEN WAFFLE, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 30,080	$ 48,208
Adjustments to reconcile Net Income (Loss) to cash provided by (used in) operating activities		
Depreciation	1,457	729
Other assets	-	-
Contract liabilities	(35,000)	60,000
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(3,463)	108,937
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	-	(4,373)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	-	(4,373)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member distributions	(12,061)	(118,620)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(12,061)	(118,620)
NET INCREASE (DECREASE) IN CASH	(15,524)	(14,056)
CASH, BEGINNING OF YEAR	36,944	51,000
CASH, END OF YEAR	$ 21,420	$ 36,944
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for interest on short and long-term debt	$ -	$ -
Cash paid for income taxes	$ -	$ -

See accompanying notes.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Chicken Waffle, LLC was formed on January 31, 2017, in the state of Texas. The financial statements of Chicken Waffle, LLC, (which may be referred to as the " Company," " we," " us," or "our,") are prepared in accordance with accounting principles generally accepted in the United States of America (" U.S. GAAP"). The Company's headquarters are located in Austin, Texas.

With several games in Beta and over 1 billion YouTube views of their VR game, Baby Hands, Chicken Waffle, LLC is an experienced Virtual Reality Company with cutting-edge technology to provide gamers with high-quality, immersive, interactive and social gaming experience. They are leading the industry by developing innovative solutions that are high-quality. The have developed very unique gaming mechanics techniques for their VR games, that have won Best in Show VR at Augmented World Expo and Best VR Esports Experience at CES.

Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company has adopted a calendar year end as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2020, and 2019.

Revenue Recognition

The Company recognizes revenues primarily from the sale of video games and white label contracts when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

No provision has been made for federal income taxes since the Company maintains a tax status as a limited liability company, with distributable interests, whereby the income is taxed directly to the members. The same tax status is maintained for state income tax purposes.

The Company's income tax returns are subject to examination by the taxing authorities for a period of up to three years from the date they are filed.

Concentration of Revenue Risk

During the year ended December 31, 2020, and 2019, the Company had two customers that made up approximately 63% and 68% of total contract revenue.

NOTE 2 PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is computed on the accelerated and straight-line methods for financial reporting purposes and the statutory allowed methods for income tax purposes. The cost of fixed assets is depreciated over the estimated useful lives of the related assets, which range from three to seven years. Costs of repairs, maintenance, and minor replacements are expensed as incurred.

Property and equipment consist of the following:

Machinery and equipment	$ 4,373	$ 4,373
Total property and equipment	4,373	4,373
Less: accumulated depreciation	2,186	729
	$ 2,187	$ 3,644

Depreciation expense for the years ended December 31, 2020, and 2019 totaled $1,457 and $729, respectively.

NOTE 3 DEBT

The Company currently has no debt.

NOTE 4 REVENUE FROM CONTRACTS WITH CUSTOMERS

White Label Contract fees

The Company recognizes white label contract fees in individual performance obligations based on each contract.

Contract Liabilities

Contract liabilities are a result of the collection of the initial fee at the time of the signing of the agreement and will fluctuate each year.

Remaining Performance Obligations

The remaining performance obligations consist of upfront fees for all executed agreements and are reported as contract liabilities, on the balance sheet. Estimated revenue expected to be recognized in the next one (1) to (5) years related to performance obligations that are either unsatisfied or partially satisfied at December 31, 2020 and 2019 as contract liabilities is $25,000 and $60.000, respectively.

NOTE 5 RELATED PARTY TRANSACTIONS

The Company rents an office from its member on a month-to-month basis. Rent for 2020 and 2019 amounted to $37,600 and $38,430, respectively.

NOTE 6 SUBSEQUENT EVENTS

Subsequent events were evaluated through October 1, 2021, which is the date the financial statements were available to be issued.

Beginning around March 2020, the COVID-19 virus has been declared a global pandemic as it continues to spread rapidly. Business continuity, including supply chains and consumer demand across a broad range of industries and countries could be severely impacted for months or beyond as governments and their citizens take significant and unprecedented measures to mitigate the consequences of the pandemic. Management is carefully monitoring the situation and evaluating its options during this time. No adjustments have been made to these financial statements as a result of this uncertainty.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Chicken Waffle Inc.

Amazing Games and Cutting-Edge Experiences


CHICKEN WAFFLE
AMAZING GAMES AND CUTTING-EDGE EXPERIENCES

Website | Austin, TX | CONSUMER INTERNET

$0.00 raised

0 Investors	$75.1M Valuation
$4.17 Price per Share	$246.03 Min. Investment
Common Shares Offered	Equity Offering Type
$5M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

With a portfolio of award-winning games, popular social experiences and big upcoming releases, we believe Chicken Waffle has an excellent potential for success in the growing marketplace. Chicken Waffle is focused on developing and publishing quality games, cutting-edge XR development tools, and gamified blockchain solutions for NFT creators/collectors.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Our games have hundreds of millions of fans, and support from some of the most famous streamers and influencers around the world. Baby Hands has gained popularity with over 1 billion gameplay views on YouTube, and we will soon be launching a hilarious new multiplayer sequel! We are expanding Chicken Waffle with some amazing indie publishing partnerships, and we are working on a huge unannounced game from a popular IP!
- Chicken Waffle has developed some of the most advanced proprietary XR development tools and licensable systems. We have built solutions for immersive interaction, social networking technology, audio spatialization, realistic physics-based combat, military simulation training, and location-based multiplayer eSports. We are also developing some cutting-edge "web 3.0" gamified blockchain solutions for NFT creators/collectors.
- The global VR gaming market is expected to reach $92.31 billion by 2027, expanding at a CAGR of 30.2% - while the global AR market is projected to reach 340.16 billion by 2028 at a CAGR of 43.8%. Our combination of gaming and enterprise WebXR utility solutions position Chicken Waffle to acquire a major stake of the XR market.

THE OVERVIEW

We have an incredible track record of building quality content, with huge upcoming releases on the horizon

Chicken Waffle was founded in January of 2017, and has built an impressive portfolio of award-winning games and experiences. We have built and launched some fantastic original IP, alongside a library of quality work-for-hire projects for an amazing list of clients and partners! Our work has received several awards, including an Auggie Award for "Best in Show" at AWE 2019, and "Best eSports Experience" at CES 2020.

As we continue to grow our original IP, we have been expanding our game publishing pipeline to include several more amazing titles set to launch over the next 18 months. CEO and Founder Finn Staber is an industry veteran with a diverse skill set in game programming, design, 2D/3D Artwork, animation and visual FX. He has helped advise several successful tech start-up companies, and has consulted for several Fortune 500 companies to help build their R&D programs. He was Programmer/VFX Lead at Portalarium, and Co-Founder/CTO of the popular music platform, WaveXR. His leadership background, and strong knowledge-base for technology development, make him one of the top developers in the industry.

As an experienced development studio and game publisher, Chicken Waffle has the ability to build and deploy to Steam, Oculus, PlayStation, Viveport, XBox, Nintendo, iTunes, Google Play, Tencent and any additional digital gaming marketplace around the world.



THE PROBLEM

Virtual Reality and Augmented Reality are Still in Their Early Stages

From extensive market research, we have found that:

1. The XR industry lacks market leaders for quality games and social eSports experiences.
2. Traditional PC and console games are less immersive, and provide less social connection.
3. The AR/VR hardware industry is quickly growing user adoption, and players are hungry for more quality content.

THE SOLUTION

Building the future of XR gaming

We are here to build immersive content for every major platform.

Already having launched games in 38 regions around the world - we have developed award-winning location-based solutions, and are preparing to launch eSports and social games in malls around the world in 2022.

Chicken Waffle Develops High-Quality Branded Experiences



And Is Building The Future Of Interactive XR Gaming


BLAZER LEAGUE

Chicken Waffle's goal is to continue growing our publishing efforts to become one of the top game studios. We have built some of the best social experiences across the metaverse, and our industry connections open possibilities to grow our publishing library across the gaming marketplace.


BABY HANDS
SXSW GAMING
INDIE GAME AWARD
BEST IN SHOW
VR

Additionally, we've built an impressive portfolio of AR/VR games and experiences for a high-caliber list of clients and partners. We then continued to invest our revenue back into the company to grow our library of original IP, along with developing a robust framework of tools for building/publishing interactive content.

This award-winning original IP has grown a large audience with hundreds of millions of fans - thus, giving us a major opportunity for success.


Publishing
Game Sales
IP LIcensing
Tools

THE MARKET

XR Gaming is a Multibillion-Dollar Market, and Quickly Expanding

Virtual reality is where the internet was 20 years ago - it's a nascent but high growth market that has the power to change everything.

The number of gamers worldwide is still on the rise and will exceed 3 billion by 2023. The global games market revenue for 2020 was about $159.3 billion, with a +9.3% year-on-year increase.


Global Gaming Market Summary
Browser PC Games
$3.0B
Downloaded/
Boxed PC
Games
$33.9B
Console Games
$45.2B
2020 Total
$159.3B
+9.3%
YoY
$13.7B
Tablet Games
$63.6B
Smartphone
Games


VR Gaming
Market
CAGR 48.7%
2020
2025


XR Market Size 2021-2024
$30.7B
$58.7B
$124.4B
$296.9B
2021
2022
2023
2024

*Source

Additionally, the global virtual reality in gaming market size is expected to reach $92.31 billion by 2027, expanding at a CAGR of 30.2% over the forecast period. The intensifying demand for technologically progressive electronic games amongst millennials is anticipated to drive the market growth from 2020 to 2027.

Long-term growth for AR and VR headsets will be strong throughout the forecast period with shipments growing to 76.7 million units in 2024 - resulting in a CAGR of 81.5%.


U.S. Virtual Reality In Gaming Market Size
$92.31B
'16
'17
'18
'19
'20
'21
'22
'23
'24
'25
'26
'27
Gaming Console
PC/Desktop
Standalone VR

OUR TRACTION

Our development tools and publishing opportunities position Chicken Waffle with potential to become one of the top studios in the industry.

Our core systems are some of the best VR production tools and paradigms in the world. We have built some of the most advanced cross-platform interactive experiences, and we are continuously innovating to improve our production pipeline.



We have received feedback from thousands of fans, and we are dedicated to creating the best experience for our audience. We continue to improve our framework and systems to maximise efficiency in cross-platform development, allowing us to publish to new XR hardware platforms with ease.


Baby Hands: Daycare (Sneak Peak!)
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CHICKEN WAFFLE

We have built an extensive interaction framework, along with multiplayer networking solutions for eSports, and some of the most realistic physics-based VR combat features in the world. Our wide range of quality IP allows Chicken Waffle to be positioned for success as the market continues to grow.

WHAT WE DO

We create amazing games and immersive experiences for the world to enjoy!

Chicken Waffle builds content for every major platform. We have launched our games in 38 regions around the world, and our goal is to continue growing our publishing efforts to become one of the top game studios. We are working with some well-known IP, and have some amazing upcoming announcements!

We have developed award-winning location-based solutions, and we have some awesome eSports and social games preparing to launch in malls around the world in 2022.


Published By
CHICKEN WAFFLE
Distributed By
CENTERTEC
Player 1
Player 2
Player 3
Player 4
Player 5
Player 6
Preview Screens
(TV / Projector)
HDMI
Leaderboard Screen
(TV / Projector)
Spectator / Server PC
INTERNET
Cloud Server
LAN
Operator / Admin Client
(Phone or Tablet)
Wi-Fi
Wi-Fi Router
Online Leaderboards
VR Headsets
(1 - 16 Players)
(10x10ft - 25x25ft)
Shared-Space VR Arena
VR Tower
VR Lounge Couch
VR Racing Chairs

Our strong experience and industry knowledge offers unique growth opportunities. We have built some of the top social experiences across the metaverse, and our industry connections open possibilities to grow our publishing library across the gaming marketplace.

WHY INVEST

We are Setting the Standard in the XR Industry with Quality Content, Along with an Amazing Work Environment for Developers

We have built the largest professional social experiences to-date, and we have grown a large fan-base of future gamers who love our brand. Baby Hands has the potential to become one of the biggest games in the VR marketplace. Combined with an amazing publishing catalogue of additional fun games and upcoming publishing announcements, Chicken Waffle is positioned to become one of the top game studios in the industry.

Our upcoming launches will appeal to our current audience, and help to grow our market presence to even more fans around the world. We also have plans to publish several games with indie studio partners over the next year. Our goal is to grow Chicken Waffle into a massive game publisher.

Our first indie published title will be Cowbots and Aliens, which we have already acquired full publishing and distribution rights of the IP, and are nearly complete with development.


Cowbots and Aliens
COWBOTS AND ALIENS
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MULTIPLAYER VR
Watch on YouTube

We are raising capital to ramp up our pipeline, and we have a solid foundation to build upon. **We hope you will join us, and become a part of the future of gaming.**



In the Press

SHOW MORE

Meet Our Team

Offering Summary

Company	Chicken Waffle Inc.
Corporate Address	4600 Seton Center pkwy, APT 426, Austin, TX 78759
Offering Minimum	$9,999.66
Offering Maximum	$4,999,996.80
Minimum Investment Amount (per investor)	$246.03

Terms

Offering Type	Equity
Security Name	Class A Non-Voting Common Stock
Minimum Number of Shares Offered	2,398
Maximum Number of Shares Offered	1,199,040
Price per Share	$4.17
Pre-Money Valuation	$75,060,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume-Based

$250+

I - Backer (Bronze)

Listed as a "Backer" on our website

$500+

II - Beta (Silver)

Chicken Waffle Beta Program - Access to upcoming launches and prototypes

(+ previous tier)

$1,000+

III - Meet The Devs (Gold)

Exclusive brainstorming sessions on gameplay design

(+ previous tiers)

$5,000+

IV - Founder (Platinum)

Rare collectibles only available to StartEngine Founders + special listing on our website

(+ previous tiers + 5% bonus shares)

$10,000+

V - VIP (Titanium)

Exclusive VIP access to upcoming metaverse concerts, virtual art galleries and NFT drop parties

(+ previous tiers + 10% bonus shares)

$25,000+

VI - Executive (Diamond)

Producer credits on all future titles + VIP access to CES afterparty + custom 3D avatar

(+ previous tiers + 15% bonus shares)

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Chicken Waffle will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Non-Voting Common Stock at $4.17 / share, you will receive 110 shares of Class A Non-Voting Common Stock, meaning you'll own 110 shares for $417. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

What. It went 88 miles per hour. There, it just reappeared. This game is incredible. This game is incredible. Oh, wow.

Hey everyone, this is Finn from Chicken Waffle. We're a game studio in Austin, Texas, focused on creating amazing games and immersive social experiences for the world to enjoy. Augmented reality and virtual reality are changing the way we interact with the world. We have a passion for building quality content and hilarious experiences, and it's so great to watch people loving our games.

My name is Finn. Playing way back. We're playing baby hands.

Baby hands.

Baby hands.

Baby hands.

Baby hands. You guys absolutely love this game, so we're back.

When you hop into VR, you really want to be able to touch everything around you. Our team has done an amazing job building a huge variety of interactive toys, puzzles, and mini games. We've received positive feedback from thousands of fans around the world, and so many people have told us that Baby Hands is their favorite game to show people for their first VR experience. The response we've received from fans is so rewarding, and we are dedicated to building even more great content for them to enjoy. Our award-winning games have an incredible fan base with over a billion gameplay views on YouTube. This offers an amazing opportunity for future updates and sequels to our IP. The best games are the ones which create a transformative experience for the player. Here at Chicken Waffle, we're creating that sense of presence and allowing people to connect in a fully immersive, social way that they've never experienced before.

We are expanding Chicken Waffle with some incredible indie publishing partnerships, and we have a team working on a huge unannounced game from a popular IP. We are also following up with a popularity of Baby Hands with a hilarious upcoming sequel, a zany comic book full of adventures, an animated cartoon series, and some exciting product licensing. Our multiplayer social updates are going to connect millions of players together within our games. In the near future, we'll be launching cutting edge location based eSports arenas in shopping malls around the world. In addition to our game development publishing, we plan to continue licensing our IP and interactive XR development tools for educational software and military simulation training. There have been dozens of problems we've had to solve along the way, but we've been dedicated from day one to create quality content, and we have an amazing development team on board.

We have mastered the VR production process, and we have developed a solid publishing pipeline for bringing games to every region around the world... Around the world... Around the world... World... The World. In a world, one studio. Our experiences have some of the most in-depth interactions, and our internal suite of developer tools allows us to be one of the top teams in the XR industry. We have a strong plan for engaging our fans and collaborating with popular influencers to coincide with our upcoming launches.

I think the biggest bottleneck for virtual reality is actually the content, and that's one of the main things that we're really providing a solution for... But even with our initial success, we're still at a very early stage that anybody getting involved now will be able to shape the future of where this space goes. We see a perfectly aligned opportunity with StartEngine to raise the capital for the next phase of development and prepare our IP in a way that can be leveraged in many other mediums, genres, and beyond. We believe this is an excellent opportunity to enter this market at this stage, and we wanted to reach out to our community to allow them to join our journey and help us push this space forward to be a part of the future of virtual reality. Invest today at StartEngine.com/ChickenWaffleVR.

Oh, God. Oh my God. What happened?

Oh, yay.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
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